Mail Stop 4561


								May 15, 2008






Mr. R. Drew Hulsey
Piedmont Community Bank Group, Inc.
110 Bill Conn Parkway
Gray, Georgia 31032


Re: 	Piedmont Community Bank Group, Inc.
      Amendment No. 2 to Form S-1
      File No. 333-146206
      Filed May 6, 2008


Dear Mr. Hulsey:

      We have reviewed your filing and have the following comments.
Our accounting review is limited to the specific comments issued. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




General

1. As we requested in comment 1 of our letter to you dated April
8,
2008, please update the financial and other data, as well as related narrative disclosure throughout the document. In this regard, please include updated information at least as current as the financial statements required to be included in the filing. In addition, if there has been any material changes since the date of the most recent included financials, please disclose.

2. Please update your financials in your next amendment in accordance with Article 3-12 of Regulation S-X.

3. Please include an updated consent of the independent accountants


Overview, page 21

4. Please revise this section consistent with Release Number 33-
8350
including, but not limited to, the Commission`s statement that the overview should "provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company`s executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks." Please revise this section to provide analysis of the data including the underlying reasons for any increases or decreases and the effect on you of such increases and decreases.

5. Please include analysis of causes and effects of the following:
* the percentage and amount by which net income decreased; and
* the percentage and amount by which expenses increased.
Please identify and provide analysis of the items that you have increased most dramatically. Please discuss the extent to which you plan to increase, decrease or maintain these levels of expenses.


Recent Developments and Outlook, page 22

6. At the outset of this section, please provide analysis of your continued drop in net income and the dramatic drop in your first quarter from a year earlier despite increases in net interest income.








      * * * * * * * * * * * * *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact John P. Nolan, Accounting Branch Chief, at
202-
551-3492 if you have questions regarding comments on the financial statements and related matters.




Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at
(202) 551-3434 with any other questions.


						Sincerely,



						Michael Clampitt
						Senior Attorney

cc. 	Michael P. Marshall, Jr., Esquire
      Miller & Martin PLLC
      1170 Peachtree Street, N.E.
      Atlanta, Georgia 30309




Mr. R. Drew Hulsey
Piedmont Community Bank Group, Inc.
May 15, 2008
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